Exhibit 99.1

GoldMining Appoints Project Director to Lead

Next Phase of Advancement of the São Jorge Gold Project, Brazil

Vancouver, British Columbia – October 14, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Alexandre Soares Pimenta as Project Director for its 100%-owned São Jorge Gold Project ("São Jorge" or the "Project"), located in Pará State, Brazil. Mr. Pimenta will lead the advancement of the Project, including the commencement of pre-feasibility activities and infill diamond drilling designed to support further evaluation and development planning.

Highlights:

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Experienced Project Leadership: Mr. Pimenta joins the São Jorge team with more than 25 years of experience in mining, metallurgy, engineering and large-scale industrial project development, including senior roles at ORE Investments, Gerdau, Mineração Morro do Ipê, Alcoa World Alumina and Samarco Mineração.

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Pre-Feasibility Activities Commencing: The Company is initiating technical and engineering work to advance the Project beyond its previously completed preliminary economic assessment (the "PEA") and to evaluate the requirements for a potential future development decision.

●	Infill Drilling Program: GoldMining is in the final stages of preparing for an infill diamond core drilling program with multiple drill rigs to improve the definition of the São Jorge deposit.

Alastair Still, Chief Executive Officer of GoldMining, commented: "We are very pleased to welcome Alexandre to lead our efforts to advance the São Jorge Project. His extensive experience delivering major mining projects in Brazil, combined with his expertise in engineering, project execution and capital management, will be invaluable as we progress the Project into its next phase. With our proposed infill drilling program in the final stages of planning and preparation and with pre-feasibility activities commencing, we are focused on further defining the deposit and advancing the technical work required to evaluate São Jorge’s development potential."

About Alexandre Pimenta

Mr. Pimenta is a mechanical engineer and mining executive with more than 25 years of experience spanning engineering, feasibility studies, project implementation, construction, commissioning, operations, and capital investment management. Throughout his career, he has led multidisciplinary teams and major capital projects in Brazil, with experience across the full project lifecycle, from early-stage technical studies and investment evaluation through construction and operational ramp-up. Most recently, he served as CEO of Ativa Mineração and Director of Engineering at ORE Investments.

Mr. Pimenta holds a bachelor’s degree in mechanical engineering from the Federal University of Minas Gerais (UFMG), an MBA in Innovation in Maintenance from PUC Minas, and a postgraduate specialization in Business Management from Fundação Dom Cabral.

As Project Director, Mr. Pimenta will oversee the coordination of technical studies, engineering, project planning and implementation strategy, working with GoldMining’s technical team and external consultants to advance São Jorge through its next phase of evaluation.

About São Jorge

The São Jorge Gold Project is located in the Tapajós gold district in Pará State, Brazil, adjacent to regional highway BR-163. It is a granite-hosted, intrusion-related gold mineral system that is similar in style to the Tocantinzinho gold mine, located approximately 80 km to the northwest, which commenced commercial production in 2024 and produced 171,871 ounces of gold in 2025. Operational results at the Tocantinzinho gold mine are not necessarily indicative of mineralization at São Jorge.

On June 11, 2026, the Company announced a PEA for São Jorge that envisaged a conventional open-pit operation and gravity/leach circuit processing 5,500 tonnes per day ("tpd") (1.9 million tonnes per annum ("Mtpa")) over a 10.6-year mine life. The PEA modelled a base case after-tax net present value at a 5% discount rate ("NPV5%") of US$532 million and an after-tax internal rate of return ("IRR") of 42.4%, utilizing a base case gold price of US$3,500 per ounce ("oz"), supported by a stable production profile averaging 51,250 oz of gold annually.

The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA, including the conceptual economics set out therein, will be realized.

Further information about the PEA referenced in this news release, including information in respect of data verification, key assumptions, parameters, risks and other factors, can be found in the technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment, São Jorge Project, Pará State, Brazil" with an effective date of June 9, 2026 (the "Technical Report"), which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Qualified Person

Tim Smith, P.Geo., VP Exploration of GoldMining, a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), has supervised the preparation of, verified and approved the scientific and technical information contained in this news release.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations
Telephone: (855) 630-1001
Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements regarding the the scope and expected outcomes of pre-feasibility activities, the timing, scope and objectives of the proposed infill drilling program, the potential for any future development decision, the results of the PEA, the expected benefits of the appointment of the new Project Director, the Company’s plans and expectations regarding future opportunities and proposed work and future studies at the Project and the Company’s other plans and expectations regarding the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining’s Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.